Filed Pursuant to Rule 424(b)(3)

Registration No. 333-74176

Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

April 12, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated April 12, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

April 12, 2006

Dear Investor,

The net asset value of a unit as of March 31, 2006 was $958.41, up 4.14% from $920.27 per unit as of February 28, 2006. Since January 1, 2006 the fund is down 1.30%.

Global economics and strong sentiment propelled select market sectors, creating a profit surge and a positive monthly return. Overall, trading was impacted by improving global economic growth which was manifest in rising commodity prices and interest rates. Consequently, positive contributions came from the metals, interest rate, stock index, meats, and soft commodity markets. Currencies, energies and grains lagged.

•	Interest Rates: Short positions in U.S. and European interest rate contracts ended the month with large gains, enduring a volatile climate. Ten-year treasuries ended the quarter with the highest yields since June 2004. The Federal Reserve’s rate-tightening cycle continued for the 15th consecutive time, while indicating there may be more increases to come.

•	Metals: Gold and silver prices soared to over 20-year highs, gaining almost 13% and 31% for the quarter, respectively. Speculative fund buying, inflation fears and general commodity price tightness supported gold, while silver rallied in sympathy. Silver also received a large boost from the anticipated launch of an exchanged-traded fund from Barclay’s.

•	Stock Indices: Global stock indices generally turned in a good performance despite rising interest rates. The outlook continued to improve in the U.S. following reports of record corporate profits. Overseas, Nikkei futures continued their winning form, ushering out an era marked by years of deflation and interest rates near zero percent. A boom in Japanese stock mergers also fueled buying.

•	Meats and Softs: The effects of Mad-Cow disease coupled with ample supplies, drove cattle prices lower, increasing fund profits. Long positions in orange juice and sugar gained nicely. OJ rallied to 14-year highs on supply and weather fears and sugar gained on the heels of speculative fund buying as Brazil and other countries have increased the usage of sugar cane to produce fuel.

•	Currencies: The currency markets were not kind to Price Fund. Long dollar bets were thrashed on worries about the U.S. current account deficit which may affect global asset flows into the U.S., inducing central banks to shift reserves out of dollars.

•	Energies: All energy sectors were a drag on profits. Natural gas prices plunged 36% for the quarter because of a relatively mild winter. Conversely, crude oil prices rose over 9% boosted by worries of terrorism and global politics.

•	Grains: To some measure, the same woes that plagued the meat markets were present in soybean prices, since soybeans are used for animal feed. Also, ideas that a weaker Brazilian currency could spark soybean sales, pressured prices.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of the

Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A            Chicago, IL 60604            312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending March 31, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($58,778.43)
Change in Unrealized Gain/(Loss)	152,515.05
Gain/(Loss) on Other Investments	(469.82)
Brokerage Commission	(3,967.73)

Total Trading Income	$89,299.07

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	6,333.33
Management Fees	5,938.04
Incentive Fees	13,863.00
Offering Expenses	2,383.33

Total Expenses	$30,184.37

Interest Income	$5,514.47

Net Income(Loss) for the Period	$64,629.17

STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$1,559,986.90	1,695.3060	$1,559,986.90
Addition	0.00
Withdrawal	(932.51)	(0.9730)	($932.51)
Net Income/(Loss)	64,629.17		64,629.17

Month End	$1,623,683.56	1,694.3330	$1,623,683.56

Month End NAV Per Unit	$958.41

Monthly Rate of Return	4.14%
Year to Date Rate of Return	-1.30%

To the best of our knowledge, this statement is accurate and complete:

By

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of Price Fund I, LP